

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 4, 2009

Robert Landau
Chief Executive Officer
Pacific Gold Corp.
465 South Meadows Parkway, Suite 20
Reno, Nevada 89521

Re: Pacific Gold Corp.
Preliminary Information Statement on Schedule 14C
Filed October 14, 2009, as revised November 10, 2009
File No. 0-32629

Dear Mr. Landau:

We have completed our review of your Schedule 14C and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Andrew D. Hudders, Esq.
via facsimile (212) 754-0330